United States securities and exchange commission logo





                             February 27, 2024

       Xianlong Wu
       Chief Executive Officer
       Bit Brother Ltd
       15/F, Block A, Kineer Business Centre
       53 Binjiang Road, Yuelu District
       Changsha, Hunan Province, China 410023

                                                        Re: Bit Brother Ltd
                                                            Form 20-F for the
Year Ended June 30, 2023
                                                            Response dated
February 20, 2024
                                                            File No. 001-35755

       Dear Xianlong Wu:

               We have reviewed your February 20, 2024 response to our comment letter and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 9, 2024 letter.

       Annual Report on Form 20-F for Fiscal Year Ended June 30, 2023

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 108

   1. We note your response to prior comment 1. Please explain the apparent discrepancy between your original
supplemental submission that based upon your examination of
                                                        public filings made by
your shareholders "no shareholder beneficially owned 5% or more
                                                        of the Company   s
outstanding shares as of December 28, 2023" (underline added), and the
                                                        Schedule 13G filed by
S.H.N. Financial Investments Ltd. on December 15, 2023, as well as the Schedule 13G,
and amendments thereto, filed by Matthew J. Ruck on November
                                                        10, 2023, November 22,
2023, and November 29, 2023, which all reported ownership of more than 5% of your
ordinary shares.
   2. We note that your response to prior comment 2 appears limited to your submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications relied upon in connection with
the required disclosures under paragraphs (b)(2) and (3).
 Xianlong Wu
Bit Brother Ltd
February 27, 2024
Page 2
3. We note your response to prior comment 4 and your proposed amendment language, and we re-issue the comment in part.

            Regarding your proposed disclosure for Item 16I(b)(2), we note that you provide disclosure for Bit Brother Limited. Please also supplementally clarify the jurisdictions in which your consolidated foreign operating entities, including variable interest entities, are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities.
            Regarding your proposed disclosure for Item 16I(b)(4), please revise to provide the required information for you and all of your consolidated foreign operating entities, including variable interest entities, not just your "subsidiaries."
4. We note your revised submission and proposed disclosure pursuant to Item 16I(b)(3)
      addresses ownership or control by governmental entities in "mainland China" or
      "China." Please further revise both your supplemental submission, and your disclosure pursuant to Item 16I(b), to disclose the ownership or control by governmental entities in
      Hong Kong as well as China.
       Please contact Charles Guidry at 202-551-3621 or Christopher Dunham at 202-551-3783
with any other questions.



                                                            Sincerely,
FirstName LastNameXianlong Wu
                                                            Division of
Corporation Finance
Comapany NameBit Brother Ltd
                                                            Disclosure Review
Program
February 27, 2024 Page 2
cc:       Joan Wu
FirstName LastName